UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________

FORM SD

Specialized Disclosure Report

TALON INTERNATIONAL, INC.

(Exact Name of Issuer as Specified in its Charter)

Delaware	1 13669	95-4654481
(State or Other Jurisdiction of	(Commission File Number)	(I.R.S. Employer
Incorporation or Organization)		Identification No.)

21900 Burbank Boulevard, Suite 270		91367
Woodland Hills, California		(Zip Code)
(Address of Principal Executive Offices)

Nancy Agger-Nielsen	(818) 444-4100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]       Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Item 1.01 – Conflict Minerals Disclosure and Report

Talon International, Inc. (“Talon”) manufactures and distributes a full range of apparel accessories including zippers and trim items to manufacturers of fashion apparel, specialty retailers and mass merchandisers.

Talon has determined that “conflict minerals” are necessary to the functionality or production of its products. Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. During 2014, Talon contracted for the manufacture of products containing conflict minerals but did not directly manufacture products containing conflict minerals.

Talon conducted a “reasonable country of origin inquiry” regarding conflict minerals used in its products. That reasonable country of origin inquiry was designed to determine whether conflict minerals were present in Talon products originated in the Democratic Republic of the Congo or an adjoining country (collectively defined as the “Covered Countries”) or arose from recycled or scrap sources.

After exercising due diligence applying guidance from the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), an internationally recognized due diligence framework, Talon has concluded that it is unable to determine whether its products contain conflict minerals that directly or indirectly finance or benefit armed groups in any of the Covered Countries. Consequently, Talon products produced in calendar year 2014 are “DRC Conflict Undeterminable.”

Item 1.02 – Exhibit

Talon International, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is also available at Talon’s website at www.talonzippers.com, under “Investors”.

Section 2 – Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 29, 2015	/s/ Nancy Agger-Nielsen

Nancy Agger-Nielsen
Chief Financial Officer
(Principal Financial and Accounting Officer)